EXHIBIT 99.1

Endeavour Silver Reports First Quarter, 2018 Financial Results; Conference Call at 9am PDT (12pm EDT) Today

VANCOUVER, British Columbia, May 03, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) released today its financial results for the period ended March 31, 2018. The Company owns and operates three underground silver-gold mines in Mexico, the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state. Endeavour is also developing the El Compas mine project in Zacatecas state to production and advancing the Terronera mine project in Jalisco state to a development decision.

The Company’s net earnings in the First Quarter, 2018 were lower than in the First Quarter, 2017, primarily due to higher depreciation and depletion charges. Revenue was up 11% due to higher production, mine operating cash flow before taxes(1) increased 16% to $13.8 million, cash flow from operations before working capital charges increased 30% to $11.6 million and EBITDA rose 24% to $11.1 million.

Highlights of First Quarter 2018 (Compared to First Quarter 2017)

Financial

  Net earnings decreased 61% to $2.3 million ($0.02 per share)
  EBITDA(1) increased 24% to $11.1 million
  Cash flow from operations before working capital changes increased 30% to $11.6 million
  Mine operating cash flow before taxes(1) increased 16% to $13.8 million
  Revenue increased 11% to $40.3 million
  Realized silver price decreased 6% to $16.70 per ounce (oz) sold
  Realized gold price increased 4% to $1,330 per oz sold
  Cash costs(1) fell 17% to $6.50 per oz silver payable (net of gold credits)
  All-in sustaining costs(1) fell 22% to $14.18 per oz silver payable (net of gold credits)
  Cash and cash equivalents dipped 7% to $36.6 million
  Working capital was flat at $66.6 million compared to $66.2 million at year end

Operations

  Silver production increased 25% to 1,350,840 oz
  Gold production increased 13% to 13,208 oz
  Silver equivalent production was 2.3 million oz (at a 75:1 silver: gold ratio)
  Silver oz sold increased 14% to 1,406,143 oz
  Gold oz sold increased 12% to 12,674 oz
  Bullion inventory at quarter-end included 85,675 oz silver and 302 oz gold
  Concentrate inventory at quarter-end included 74,359 oz silver and 1,195 oz gold
  El Compas mine development on track for commercial production by July 31, 2018
  Terronera engineering trade-off studies on track for optimized pre-feasibility study in Q2, 2018
  Announced a Preliminary Mineral Resource for the Parral properties in northern Mexico
  EBITDA, mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Bradford Cooke, Endeavour CEO, commented, “Our First Quarter 2018 financial performance was better than last year, with revenue, cash flow and EBITDA all up year-on-year, but net earnings down due to higher depreciation and depletion.  With our production rising and cash and all-in sustaining costs falling, the First Quarter was a good start on meeting our guidance for the year.

“Guanacevi continues to be our highest cost mine but we saw incremental month-to-month improvement during the quarter as the productivity optimization program launched in January started to gain traction.  El Cubo contributed lower costs thanks to higher production and grades and Bolanitos continues to be our lowest cost mine notwithstanding lower grades in Q1, 2018.”

Financial Results

For the first quarter ended March 31, 2018, the Company generated revenue totaling $40.3 million (2017 - $36.4 million). During the quarter, the Company sold 1,406,143 silver ounces and 12,674 gold ounces at realized prices of $16.70 and $1,330 per ounce respectively, compared to sales of 1,235,594 silver ounces and 11,290 gold ounces at realized prices of $17.79 and $1,280 per ounce respectively in Q1 2017.

After cost of sales of $37.0 million (2017 - $28.6 million), mine operating earnings amounted to $3.3 million (2017 - $7.8 million) from mining and milling operations in Mexico. The 29% increase in cost of sales was primarily due to increased depreciation and depletion. Excluding depreciation and depletion of $9.8 million (2017 - $4.1 million), share-based payments of $37,000 and inventory write down of $0.8 million, mine operating cash flow before taxes was $13.8 million (2017 – $12.0 million) in Q1, 2018.

Net earnings were $2.3 million (2017 –$6.0 million) after exploration, general and administrative, foreign exchange, other income and taxes.

Direct production costs per tonne in Q1, 2018 increased 5% compared with Q1, 2017.  The higher production costs per tonne were the result of Guanaceví’s lower mine output due to mine development falling behind schedule in 2017.  A productivity optimization program designed and overseen by a third party launched in January at Guanacevi aims to review and improve every aspect of operations, from employee culture to people and equipment availability to planning, execution, supervision and reporting.  This seven month program is intended to return Guanacevi to normal operations in Q3, 2018.  The higher costs at Guanaceví were offset by lower costs at Bolañitos and increased proportion of production from the El Cubo operation.

The higher costs per tonne were offset by higher grades primarily at El Cubo. The improved grades resulted in 17% lower cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute).  Similarly, all-in sustaining costs (also a non-IFRS measure) which, compared to Q1, 2017, decreased 22% to $14.18 per oz in Q1, 2018.  This decrease in all‑in sustaining costs was a result of the lower operating costs per oz and the lower capital expenditures in Q1, 2018 compared to Q1, 2017.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call

A conference call to discuss the results will be held today, Thursday, May 3, 2018 at 9am PDT (12pm EDT). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: + 604-638-5340

A replay of the conference call will be available until May 17, 2018 by dialing 1-800-319-6413 in Canada and the US (toll-free) or + 604-638-9010 outside of Canada and the US. The required pass-code is 1087#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently developing its fourth high-grade, underground, silver‑gold mine in Mexico and has a compelling pipeline of exploration and development projects to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.

COMPARATIVE HIGHLIGHTS

Q1 2018 Highlights	Three Months Ended March 31
	2018	2017	% Change
Production
Silver ounces produced	1,350,840	1,076,974	25%
Gold ounces produced	13,208	11,724	13%
Payable silver ounces produced	1,324,856	1,054,110	26%
Payable gold ounces produced	12,944	11,459	13%
Silver equivalent ounces produced(1)	2,341,440	1,956,274	20%
Cash costs per silver ounce(2)(3)	6.50	7.81	(17%)
Total production costs per ounce(2)(4)	13.70	11.62	18%
All-in sustaining costs per ounce(2)(5)	14.18	18.24	(22%)
Processed tonnes	325,669	303,222	7%
Direct production costs per tonne(2)(6)	79.38	75.77	5%
Silver co-product cash costs(7)	10.76	11.96	(10%)
Gold co-product cash costs(7)	857	861	(0%)
Financial
Revenue ($ millions)	40.3	36.4	11%
Silver ounces sold	1,406,143	1,235,594	14%
Gold ounces sold	12,674	11,290	12%
Realized silver price per ounce	16.70	17.79	(6%)
Realized gold price per ounce	1,330	1,280	4%
Net earnings (loss) ($ millions)	2.3	6.0	(61%)
Mine operating earnings ($ millions)	3.3	7.8	(58%)
Mine operating cash flow(8) ($ millions)	13.8	12.0	16%
Operating cash flow before working capital changes (9)	11.6	8.9	30%
Earnings before ITDA (10)($ millions)	11.1	9.0	24%
Working capital ($ millions)	66.6	81.7	(18%)
Shareholders
Earnings (loss) per share – basic	0.02	0.05	(60%)
Operating cash flow before working capital changes per share (9)	0.09	0.07	29%
Weighted average shares outstanding	127,488,410	127,095,764	0%
  Silver equivalents are calculated using a 75:1 ratio.
  Cost metrics, EBITDA, mine operating cash flow, operating cash flow before working capital changes are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2018	2017

Operating activities
Net earnings (loss) for the year	$2,325	$6,035

Items not affecting cash:
Share-based compensation	416	337
Depreciation and depletion	9,837	4,182
Deferred income tax expense (recovery)	(1,786)	(1,665)
Unrealized foreign exchange loss (gain)	(50)	(462)
Finance costs	38	236
Write off of mineral properties	-	233
Write down of inventory to net realizable value	755	-
Unrealized loss (gain) on other investments	20	-
Net changes in non-cash working capital	(3,536)	771
Cash from operating activities	8,019	9,667

Investing activities
Property, plant and equipment expenditures	(10,965)	(9,368)
Cash used in investing activities	(10,965)	(9,368)

Financing activities
Repayment of credit facility	-	(2,500)
Restricted cash	1,000	-
Interest paid	-	(167)
Exercise of options	-	74
Cash from (used in) financing activities	1,000	(2,593)

Effect of exchange rate change on cash and cash equivalents	229	462

Increase (decrease) in cash and cash equivalents	(1,946)	(2,294)
Cash and cash equivalents, beginning of year	38,277	72,317
Cash and cash equivalents, end of year	$36,560	$70,485

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2018 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended
	March 31,	March 31,
	2018	2017

Revenue	$40,330	$36,441

Cost of sales:
Direct production costs	25,806	24,048
Royalties	698	440
Share-based payments	37	-
Depreciation and depletion	9,759	4,113
Write down of inventory to net realizable value	755	-
	37,055	28,601

Mine operating earnings	3,275	7,840

Expenses:
Exploration	2,023	3,336
General and administrative	2,318	1,955
	4,341	5,291

Operating earnings (loss)	(1,066)	2,549

Finance costs	49	236

Other income (expense):
Foreign exchange	2,273	2,147
Investment and other	69	77
	2,342	2,224

Earnings (loss) before income taxes	1,227	4,537

Income tax expense (recovery):
Current income tax expense	688	299
Deferred income tax expense (recovery)	(1,786)	(1,797)
	(1,098)	(1,498)

Net earnings (loss) for the period	2,325	6,035

Other comprehensive income (loss), net of tax
Unrealized gain (loss) on other investments	-	17
Total other comprehensive income (loss) for the period	-	17

Comprehensive income (loss) for the period	$2,325	$6,052

Basic earnings (loss) per share based on net earnings	$0.02	$0.05
Diluted earnings (loss) per share based on net earnings	$0.02	$0.05

Basic weighted average number of shares outstanding	127,488,410	127,095,764
Diluted weighted average number of shares outstanding	127,827,863	128,523,833

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2018 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	March 31,	December 31,
	2018	2017
ASSETS

Current Assets
Cash and cash equivalents	$36,560	$38,277
Restricted cash	-	1,000
Other investments	148	168
Accounts receivable	35,241	34,012
Inventories	12,344	13,131
Prepaid expenses	1,983	1,911
Total current assets	86,276	88,499

Non-current deposits	610	610
Deferred income tax asset	1,913	655
Mineral properties, plant and equipment	89,628	88,816
Total assets	$178,427	$178,580

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$18,285	$19,068
Income taxes payable	1,354	3,185
Total current liabilities	19,639	22,253

Deferred lease inducement	229	236
Provision for reclamation and rehabilitation	8,020	7,982
Deferred income tax liability	1,243	1,592
Total liabilities	29,131	32,063

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 127,488,410 shares (Dec 31, 2017 - 127,488,410 shares)	450,740	450,740
Contributed surplus	9,201	8,747
Accumulated comprehensive income (loss)	-	127
Retained earnings (deficit)	(310,645)	(313,097)
Total shareholders' equity	149,296	146,517
Total liabilities and shareholders' equity	$178,427	$178,580

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2018 and the related notes contained therein.